UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Oxbridge Re Holdings Limited
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G6856M122
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

1		NAME OF REPORTING PERSONS Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 565,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,100
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:
Oxbridge Re Holdings Limited
Item 1(b).	Address of Issuer's Principal Executive Offices:
Strathvale House, 2nd Floor 90 North Church Street, Georgetown P.O. Box 469, Grand Cayman, Cayman Islands, KY1-9006
Item 2(a).	Name of Persons Filing:
Air T, Inc.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
5930 Balsom Ridge Road, Denver, North Carolina 28037
Item 2(c).	Citizenship:
Not Applicable
Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.001 per share
Item 2(e).	CUSIP Number:
G6856M122
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership:
(a)	Amount Beneficially Owned: 565,100
(b)	Percent of Class: 9.9%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 565,100
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: : 565,100
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  January 18, 2019
AIR T, INC. By: /s/ Brett Reynolds Brett Reynolds Chief Financial Officer

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